Gordon ▪ Feinblatt
Rothman Hoffberger & Hollander, LLC

Andrew D. Bulgin 410.576.4280 Fax 410.576.4196 abulgin@gfrlaw.com	Attorneys at Law 233 East Redwood Street Baltimore, Maryland 21202-3332 410.576.4000 www.gfrlaw.com

September 5, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Clampitt, Senior Staff Attorney

Re:	Post-Effective Amendment No. 5 to Registration Statement
on Form SB-2 on Form S-1/A (File No. 333-135330)
KH Funding Company

Dear Sir/Madam:

On behalf of KH Funding Company (the “Company”), we hereby transmit for filing a Post-Effective Amendment No. 5 to a Registration Statement on Form SB-2 (File No. 333-135330) on Form S-1.

This letter also contains the responses of the Company to the staff’s comments communicated by letter dated August 20, 2008 (the “Comment Letter”) in respect of the Registration Statement. The responses to each of the nine comments are set forth below.

Under separate cover, we have enclosed three courtesy copies of the Registration Statement, marked to show the additions and deletions, and one clean version of the Registration Statement. Please note that the Registration Statement also incorporates changes requested by the Maryland Division of Securities and not addressed in the Comment Letter.

We serve as special legal counsel to the Company and this letter contains responses by the Company. In preparing this letter, have relied upon factual information and statements of intention provided by its management.

Securities and Exchange Commission
September 5, 2008

Response to Comment 1:

The cover page of the prospectus has been revised to name the broker-dealers employed by the Company to offer and sell the Notes, as well as disclosure that such broker-dealers will sell the Notes on a best-efforts basis.

Response to Comment 2:

The Registration Statement has been revised to provide updated financial information through June 30, 2008.

Response to Comment 3:

The Registration Statement has been revised to discuss the priority of indebtedness to insiders and to add a cross-reference to the risk factor regarding loans from insiders.

Response to Comment 4:

The risk factor has been revised to discuss the increased risk of default to Noteholders that may be occasioned if the Company continues to experience losses.

Response to Comment 5:

The risk factor has been revised as requested. A new discussion has been added to the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to address the steps that the Company has taken to remedy its weaknesses in internal controls.

Response to Comment 6:

The Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to discuss the change in the real estate market overall which may make past historical results and profitability atypical.

Response to Comment 7:

The Company has revised the section entitled “Lending Activities” to add percentage breakdowns for each of its lending segments.

Response to Comment 8:

The table has been revised to distinguish between notes owned by Solomon Kaspi and American Industry Group.

Securities and Exchange Commission
September 5, 2008

Response to Comment 9:

All references to “AIG” have been revised to state “American Industry Group”.

Please contact the undersigned at (410) 576-4280 with any questions or comments.

Yours truly,

/s/ Andrew D. Bulgin

Andrew D. Bulgin